EXHIBIT 12.1

Alta Mesa Holdings, LP

Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2017	2016	2015	2014	2013	2012
	(dollars in thousands, except ratio)
Earnings:
Net income (loss) before tax	$9,886	$(167,950)	$(131,231)	$99,376	$(153,715)	$(95,982)
Fixed charges:
Interest (1)	25,447	61,454	62,953	56,381	55,716	42,347

Earnings before fixed charges	35,333	(106,496)	(68,278)	155,757	(97,999)	(53,635)

Fixed charges:
Interest (1)	25,447	61,454	62,953	56,381	55,716	42,347

Total fixed charges	$25,447	$61,454	$62,953	$56,381	$55,716	$42,347

Ratio of earnings to fixed charges	1.39	N/A	N/A	2.76	N/A	N/A

(1)	Interest expense includes interest on debt, amortization of discount on debt, and an estimate of the interest expense portion of rent expense.